SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of July, 2001


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

                    659A Moberly Road, Vancouver, BC, V5Z 4N2
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

                            Form 20-F ..X....  Form 40-F .....

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ...X ...  No .....

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: ________________

                            TRIBAND ENTERPRISE CORP.
                                 (the "Company")




Vancouver,  BC  August  30th,  2001.                            CDNX  Symbol TRD
FOR  IMMEDIATE  RELEASE


                            AMENDED QUARTERLY REPORTS

Triband Enterprise Corp., in compliance with US GAAP policy ACG 11, has amended and reissued its quarterly reports dated February 28, 2001 and May 30th, 2001.

Triband Enterprise Corp. amended the quarterly statements in order to maintain the Company's listing on the OTCBB and to comply with the guidelines as set by the United States Securities and Exchange Commission with respect to the accounting treatment of expenditures in exploration stage companies.


ON  BEHALF  OF  THE  BOARD

"GARY  FREEMAN"
President

For further information, please contact Gary Freeman at (604) 331-0096.

THE  CDNX  HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE

                          TRIBAND RESOURCE CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                   AS AMENDED
                         (EXPRESSED IN CANADIAN DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                FEBRUARY 28, 2001

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS
(EXPRESSED  IN  CANADIAN  DOLLARS)
AS  AT  FEBRUARY  28
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)


======================================================================================================
                                                                                2001          2000
------------------------------------------------------------------------------------------------------

                                     ASSETS

Current
      Cash and equivalents                                                  $    83,580   $   268,560
      Marketable securitieis (Note 6)                                                 -       227,113
      Accounts receivable                                                        11,226        16,290
      Prepaid expenses                                                           20,109         6,024
      Due from affiliated companies                                                   -         1,773
                                                                            ------------  ------------

                                                                                114,915       519,760
Capital assets (Note 3)                                                          10,854         1,093
Mineral properties (Note 4)                                                           1       915,208
Deferred exploration costs (Note 5)                                                   -     1,147,478
Investments (Note 6)                                                             27,565       146,450
                                                                            ------------  ------------

                                                                            $   153,335   $ 2,729,989
======================================================================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current
      Accounts payable and accrued liabilities                              $    28,133   $    39,251
      Due to affiliated company (Note 8)                                          4,800             -
                                                                            ------------  ------------

                                                                                 32,933        39,251
                                                                            ------------  ------------

Shareholers' equity
      Capital stock (Note 7)
            Authorized
                  Unlimited number of common shares without par value
                  Unlimited number of preferred shares issuable in series
            Issued
                 13,886,457 common shares (2000 - 13,185,507 shares)          4,230,059     4,109,198
      Deficit accumulated during the exploration stage                       (4,109,657)   (1,418,460)
                                                                            ------------  ------------

                                                                                120,402     2,690,738
                                                                            ------------  ------------

                                                                            $   153,335   $ 2,729,989
======================================================================================================

Nature and continuance of operations (Note 1)
Contingency (Note 10)
Subsequent events (Note 13)



     "Sam  Szajman"                          "Gary Freeman"
___________________________Director    ____________________________Director


    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
(EXPRESSED  IN  CANADIAN  DOLLARS)
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)


=====================================================================================================
                                                           Cumulative
                                                             Amounts
                                                              From           Three          Three
                                                           October 7,       Months         Months
                                                             1994 to         Ended          Ended
                                                           February 28    February 28    February 29
                                                              2001           2001           2000
                                                          -------------  -------------  -------------
GENERAL AND ADMINISTRATIVE EXPENSES
      Amortization                                        $     14,026   $        843   $        106
      Consulting fees                                          215,137         19,630          9,644
      Listing and transfer agent fees                           98,880          2,790          4,484
      Office and general                                       161,955          7,434          7,695
      Professional fees                                         90,564          1,626          5,500
      Property Investigation                                   176,563              -              -
      Rent                                                      77,958            500          3,254
      Salaries and benefits                                     80,308              -              -
      Shareholder communication                                362,980              -         10,465
      Travel                                                    64,155          2,437          5,978
                                                          -------------  -------------  -------------

Loss before the under-noted                                 (1,342,526)       (35,260)       (47,126)

Interest income                                                195,267          1,058            495
Investment income                                               27,564              -              -
Gain on foreign exchange                                       161,612           (631)            56
Loss on disposal of capital assets                              (4,186)             -              -
Write off of mineral property acquisition costs (Note 4)    (1,256,239)      (413,537)             -
Write off of deferred exploration costs (Note 5)            (1,371,927)      (783,717)             -
Write off of acquisition costs (Note 6)                        (98,950)             -              -
Gain from sale of marketable securities (Note 6)               183,374              -         69,123
Write down of maketable securities (Note 6)                   (457,197)             -        (22,711)
Write down of investment                                      (146,449)             -              -
                                                          -------------  -------------  -------------

Net loss for the period                                     (4,109,657)    (1,232,087)          (163)
Deficit, beginning of period                                         -     (2,877,570)    (1,418,297)
                                                          -------------  -------------  -------------

Deficit, end of period                                    $ (4,109,657)  $ (4,109,657)  $ (1,418,460)
=====================================================================================================


Loss per share (Note 2)                                                  $      (0.09)  $          -
=====================================================================================================

Weighted Average                                                           13,886,457     12,940,219
=====================================================================================================


    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(EXPRESSED  IN  CANADIAN  DOLLARS)
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)


===========================================================================================================
                                                                 Cumulative
                                                                   Amounts
                                                                    From           Three          Three
                                                                 October 7,       Months         Months
                                                                   1994 to         Ended          Ended
                                                                 February 28    February 28    February 29
                                                                    2001           2001           2000
                                                                -------------  -------------  -------------
CASH PROVIDED BY (APPLIED TO):

OPERATING ACTIVITIES
      Net loss for the period                                   $ (4,109,657)  $ (1,232,087)  $       (163)
      Items net affecting cash
            Amortization                                              14,026            843            106
            Write-off of deferred exploration costs                    4,186              -              -
            Write-off of mineral properties                        1,078,763        413,537              -
            Write-off of deferred exploration costs                1,549,403        783,717              -
            Write-down of marketable securities                      374,526              -         22,711
            Gain on sale of marketable securities                   (100,703)             -              -
            Write down of acquisition costs                           98,950              -              -
            Write down of investments                                146,449              -              -
            Investment income                                        (27,564)             -              -
      Net change in non-cash working capital items
            (Increase) decrease in accounts receivable               (11,226)        (1,240)       (14,976)
            (Increase) decrease in prepaid expenses                  (20,109)         1,841         25,668
            (Increase) decrease in marketable securities                   -              -        160,211
            (Increase) decrease in advances to related parties             -              -         27,554
            Increase (decrease) in accounts payable                   28,133        (10,677)        16,905
            Increase (decrease) in due to affiliated company           4,800           (762)             -
                                                                -------------  -------------  -------------

      Net cash provided by (applied to) operating activities        (970,023)       (44,828)       238,016
                                                                -------------  -------------  -------------

INVESTING ACTIVITIES
      Proceeds on sale of marketable securities                      488,027              -              -
      Capital assets acquired                                        (37,446)          (214)             -
      Proceeds from disposal of capital assets                         6,183              -              -
      Mineral properties                                            (478,764)             -         (1,921)
      Deferred exploration costs                                  (1,547,206)             -        (18,656)
      Investments                                                 (1,007,250)             -        (22,711)
                                                                -------------  -------------  -------------


      Net cash applied to investing activities                    (2,576,456)          (214)       (43,288)
                                                                -------------  -------------  -------------

FINANCING ACTIVITIES
      Issuance of capital stock, net of issuance costs             3,630,059              -         55,500
                                                                -------------  -------------  -------------

      Net cash provided by financing activiities                   3,630,059              -         55,500
                                                                -------------  -------------  -------------

Increase (decrease) in cash and equivalents during the period         83,580        (45,042)       250,228
Cash and equivalents, beginning of period                                  -        128,622         18,332
                                                                -------------  -------------  -------------

Cash and equivalents, end of period                             $     83,580   $     83,580   $    268,560
===========================================================================================================


    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

     The Company has been in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 6). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.



2.   SIGNIFICANT  ACCOUNTING  POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     PRINCIPLES  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Triband de Mexico S.A. de C.V. (incorporated in Mexico) and Triband Resource US Inc. (incorporated in Nevada, U.S.A.).

     CASH  AND  CASH  EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     MARKETABLE  SECURITIES

     Marketable securities are carried at the lower of cost or quoted market value.

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and amounts due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     MINERAL  PROPERTIES  AND  DEFERRED  EXPLORATION  COSTS

     The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, using the units of production method based on proven and probable reserves, or written off if the mineral properties are sold or abandoned.

     The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed using the units of production method based on proven and probable reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

     Effective December 1, 2000, the Company has adopted the new accounting guildeline AcG-11 "Enterprises in the Development Stage" issued by the Canadian Institute of Chartered Accountants. The adoption of AcG-11 will result in a change in the Company's accounting policy relating to exploration and developments costs of mineral properties. The Company will expense mineral properties costs and exploration costs as incurred and expense previously capitalized balances as a cumulative effect of a change in accounting policy.

     COST  OF  MAINTAINING  MINERAL  PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL  PROTECTION  AND  RECLAMATION  COSTS

     The operations of the Company have been, and may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

     CAPITAL  ASSETS  AND  AMORTIZATION

     Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried value that is other than temporary.

     CAPITAL  STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN  EXCHANGE

     The Company's foreign subsidiaries are corporations used for holding title to mineral properties. Therefore, the functional currency of these consolidated financial statements is the Canadian dollar.

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

     LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the period. For the three months ended February 28, 2001 and 2000, the weighted average number of shares outstanding were 13,886,457 and 12,940,219 respectively.

     Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For all the periods presented, this calculation proved to be anti-dilutive.

     STOCK-BASED  COMPENSATION

     The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

3.   CAPITAL  ASSETS

                                                                  Net Book Value
                                                  Accumulated    ---------------
                                          Cost    Amortization    2001     2000
                                         -------  -------------  -------  ------

Office furniture and equipment           $ 6,235  $       1,889  $ 4,346  $1,093
Computer equipment                        10,051          3,543    6,508       -
                                         -------  -------------  -------  ------

                                         $16,286  $       5,432  $10,854  $1,093
================================================================================

4.   MINERAL  PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

=============================================================================================================

                                                                                             2001      2000
-------------------------------------------------------------------------------------------------------------

STANDARD CREEK PROPERTY, BRITISH COLUMBIA
    A 100% interest by issuing 3,000,000 common shares valued at $600,000 (the value of the shares was their quoted market price on the Alberta Stock
    Exchange on the date of acquisition), and incurring various acquisition related costs.  During the year ended November 30, 2000, the property was abandoned
    and all related costs were written-off to operations.                                  $      -  $632,326

STAKED CLAIMS, NEVADA, U.S.A.
    A 100% interest in certain claims by staking and by entering into an option
    agreement.                                                                              413,538   282,882
                                                                                           --------  --------

                                                                                           $413,538  $915,208
=============================================================================================================

     FUTURE  MINERAL  PROPERTY  PAYMENTS

     a) The Company is required to pay annual filing fees totalling US$19,100 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) Pay a purchase price of US$2,000,000, upon exercise of the option;

          ii) Make advance net smelter returns royalty payments of US$25,000 on July 8, 2001 and on July 8 of each of the following eighteen years;

          iii) Incur expenditures totalling US$150,000 by July 9, 2000. Subsequently, the work commitment obligation will increase by $50,000 each year until the Company commences commercial production; and

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


4.   MINERAL  PROPERTIES  (cont'd  )

     FUTURE  MINERAL  PROPERTY  PAYMENTS  (cont'd  )

          iv) Make advance net smelter returns royalty payments of US$5,000 on May 14, 2001, 2002 and 2003 and $10,000 on May 14 of each of the following fifteen years.

     TITLE  TO  MINERAL  PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of may mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.


5.   DEFERRED  EXPLORATION  COSTS

     During the three months ended February 28, 2001 deferred exploration costs were incurred as follows:

================================================================================
                                                               Nevada    Total
--------------------------------------------------------------------------------

Balance, beginning of period                                  $783,717  $783,717
                                                              --------  --------

Expenditures incurred during the period                              -         -
Written-off during the period                                        -         -
                                                              --------  --------

Balance, end of period                                        $783,717  $783,717
================================================================================

     During the year ended November 30, 1999 deferred exploration costs were incurred as follows:

================================================================================
                                                  British
                                                 Columbia    Nevada     Total
--------------------------------------------------------------------------------

Balance, beginning of period                     $ 422,682  $706,140  $1,128,822
                                                 ---------  --------  ----------

Field expenditures                                       -       226         226
Geological consulting                                    -    16,914      16,914
Travel                                                   -     1,516       1,516
                                                 ---------  --------  ----------

Expenditures incurred during the period                  -    18,656      18,656
Written-off during the period                            -         -           -
                                                 ---------  --------  ----------
                                                              18,656      18,656
                                                 ---------  --------  ----------

Balance, end of period                           $ 422,692  $724,796  $1,147,478
================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


6.   INVESTMENTS

     INDICO  TECHNOLOGIES  CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

     PURESOURSE,  INC.

     During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, USA. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totalling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     EFINANCIAL  TRAINING.COM  INC.

     On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit. The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs relating to this acquisition, totalling $98,950, were written-off to operations.

     VIA  VIE  TECHNOLOGIES  INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Viavis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issed and outstanding shares of Viavis in exchange of 41,500,000 common shares of Triband.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

7.   CAPITAL  STOCK
====================================================================================
                                                                Number
                                                              of Shares     Amount
------------------------------------------------------------------------------------

Authorized
    Unlimited number of common shares without par value
    Unlimited number of preferred shares, issuable in series

Common shares issued
    As at November 30, 1997                                   12,184,507  $3,949,448
        For cash - exercise of options                           100,000      20,000
                                                              ----------  ----------

    As at November 30, 1998                                   12,284,507   3,969,448
        For cash - private placement                             535,000      80,250
        For cash - exercise of options                            20,000       4,000
        For finder's fee                                          53,500           -
                                                              ----------  ----------

    As at November 30, 1999                                   12,893,007   4,053,698
        For cash - exercise of options                           898,450     160,211
        For cash - exercise of warrants                           95,000      16,150
                                                              ----------  ----------

    As at November 30, 2000 and February 28, 2001             13,886,457  $4,230,059
====================================================================================

     STOCK  OPTIONS

     The  Company,  in  accordance  with  the  policies  of the Canadian Venture
     Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

     The following incentive stock options and share purchase warrants were outstanding at February 28, 2001:

================================================================================
                                         Number    Exercise
                                        of Shares    Price       Expiry Date
--------------------------------------------------------------------------------

OPTIONS:
                                          100,000  $    0.15  September 11, 2001
                                           25,000       0.15  May 8, 2002
                                           25,000       0.24  June 10, 2003
                                           35,000       0.45  June 10, 2003
                                          125,000       0.15  June 10, 2003
                                          200,000       0.24  February 10, 2005
                                          200,000       0.31  February 10, 2005
                                          515,000       0.52  April 5, 2005

WARRANTS:
                                          440,000      0.179  September 29, 2001
================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


8.   RELATED  PARTY  TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a) The Company paid $Nil (2000 - $14,737) to directors or companies controlled by directors for geological services which have been capitalized to mineral properties or expensed as property investigation costs.

     b) The Company paid $15,000 (2000 - $Nil) in consulting fees to directors of the Company.

     Amounts due to or from affiliated companies are non-interest bearing, with no fixed terms of repayment.

9.   INCOME  TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

================================================================================
                                                  Year Ended       Year Ended
                                                 Nov. 30, 2000    Nov. 30, 1999
--------------------------------------------------------------------------------

Future income tax:
    Capital assets                              $        9,100   $        7,000
    Mineral properties                                 492,000           15,000
    Deferred exploration costs                         348,000          150,300
    Issuance costs                                      21,000           41,000
    Losses available for future periods                507,800          384,000
                                                ---------------  ---------------

                                                     1,377,900          597,300
Valuation allowance                                 (1,377,900)        (597,300)
                                                ---------------  ---------------

                                                $            -   $            -
================================================================================

     Subject to certain restrictions, the Company has operating losses of approximately $1,048,000 available to reduce Canadian taxable income of future years. Unless utilized, these losses will expire through 2007. In addition, the Company has exploration and development expenditures of approximately $2,700,000 available to reduce Canadian taxable income of future years.

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     STOCK  BASED  COMPENSATION

     The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

     For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at February 28, 2001, compensation expense totalling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

================================================================================
                                                                  2001    2000
--------------------------------------------------------------------------------

Risk free interest rate                                              -     5.00%
Expected life                                                        -  5 years
Expected volatility                                                  -      155%
Expected dividends                                                   -        -
================================================================================

     The following is a summary of the status of stock options outstanding at February 28, 2001:

===========================================================================================
                                                 Outstanding Options    Exercisable Options
                                                 -------------------    -------------------

                                                  Weighted
                                                  Average     Weighted            Weighted
                                                 Remaining     Average             Average
Range of                                        Contractual   Exercise            Exercise
Exercise Prices                   Number        Life (Years)    Price    Number     Price
----------------------------------------------  ------------  ---------  -------  ---------

0.15                              250,000              1.47   $    0.15  250,000  $    0.15
0.24 - 0.31                       425,000              3.87        0.27  425,000       0.27
0.45 - 0.52                       550,000              3.98        0.52  550,000       0.52
===========================================================================================

     Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

==================================================================================
                                                                         Weighted
                                                                          Average
                                                              Number     Exercise
                                                             Of Shares     Price
----------------------------------------------------------------------------------

Outstanding and exercisable at December 1, 1997              1,077,500   $    0.55
    Granted                                                    600,000        0.45
    Exercised                                                 (100,000)       0.20
    Forfeited                                                 (370,000)       0.80
                                                            -----------

Outstanding and exercisable at November 30, 1998             1,207,500   $    0.36
                                                            ===========  =========

Weighted average fair value of options granted during 1998          $  0.49
                                                                    ========

                                  - continued -

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

==============================================================================================
                                                                                     Weighted
                                                                                      Average
                                                                          Number     Exercise
                                                                         of Shares     Price
----------------------------------------------------------------------------------------------

Outstanding and exercisable at December 1, 1998                          1,207,500   $    0.36
    Granted                                                                565,950        0.17
    Exercised                                                              (20,000)       0.20
    Forfeited                                                             (545,000)       0.39
                                                                        -----------

Outstanding and exercisable at November 30, 1999                         1,208,450   $    0.19
                                                                        -----------  ---------

Weighted average fair value of options granted during 1999                     $  0.38
                                                                               ========

Outstanding and exercisable at December 1, 1999                          1,208,450   $    0.19
    Granted                                                                915,000        0.41
    Exercised                                                             (898,450)       0.17
    Forfeited                                                                    -           -
                                                                        -----------

Outstanding and exercisable at November 30, 2000 and February 28, 2001   1,225,000   $    0.36
                                                                        -----------  ---------

Weighted average fair value of options granted during 2000                     $  0.36
==============================================================================================

     INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

     MINERAL  PROPERTIES

     Under Canadian generally accepted accounting principles, the mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have commercially mineable deposits but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalisation of all exploration, development and acquisition costs commences once the Company identifies commercially mineable deposits that relate to specific properties.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )


     MINERAL  PROPERTIES  (cont'd  )

     Under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management of a company is required to review the net carrying value of each property on a regular basis. Estimated future net cash flows from each property are calculated using estimates of commercially mineable deposits. Reductions in the carrying value of each property would be recorded to the extent that the Company's carrying value in each property exceeds its estimate of future discounted net cash flows. Currently, SFAS 121 is not applicable as the Company has no commercially mineable deposits.


     TRADING  SECURITIES  AND  AVAILABLE-FOR-SALE  SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for marketable securities are included in earnings. Unrealized holding gains and losses for long-term investments are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 6) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as marketable securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in earnings.



     COMPREHENSIVE  INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the three months ended February 28, 2001 and 2000, there were no other items of comprehensive income.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )


     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138 which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption of this statement has had no significant effect on the Company's financial statements.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period would be as follows:

===============================================================================================

                                                             Cumulative
                                                          Amounts  from
                                                            October  7,       Three  Months
                                                               1994  to     Ended February 28,
                                                           February 28,   ---------------------
                                                                   2001     2001        2000
                                                          --------------  ---------  ----------

Loss for the period as reported                           $  (2,912,403)  $(34,833)  $    (163)

Less:  Compensation expense on granting of stock options       (704,826)         -    (142,772)
       Acquisition of mineral properties                     (1,078,764)         -           -
       Deferred exploration costs                            (1,549,403)         -      (1,921)

Add:   Write-off of mineral properties and deferred
       costs under Canadian generally accepted
       accounting principles                                  1,430,912          -           -
                                                          --------------  ---------  ----------

Loss for the period in accordance with United
    States generally accepted accounting principles       $  (4,814,484)  $(34,833)  $(144,856)
===============================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

======================================================================================
                                                                2001          2000
--------------------------------------------------------------------------------------

Deficit, as reported                                        $(2,912,403)  $(1,418,297)
                                                            ------------  ------------

Cumulative compensation expense                                (704,826)     (371,194)
Mineral property acquisition costs expensed under
    United States generally accepted accounting principles     (413,538)     (913,287)
Deferred exploration costs expensed under United States
    generally accepted accounting principles                   (783,717)   (1,130,743)
                                                            ------------  ------------

                                                             (1,902,081)   (2,415,224)
                                                            ------------  ------------

Deficit in accordance with United States generally
    accepted accounting principles                          $(4,814,484)  $(3,833,684)
======================================================================================

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

==========================================================================================================
                                                                                    Deficit
                                             Capital  Stock      Unrealized     Accumulated
                                             --------------         Holding     During  the
                                            Number                  Loss on     Exploration
                                          of Shares     Amount    Investment       Stage         Total
                                          ----------  ----------  -----------  -------------  ------------

Shareholders' equity as reported
  November 30, 1999                       12,893,007  $4,053,698  $         -  $ (1,418,297)  $ 2,635,401

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                       -           -            -      (913,287)     (913,287)

Deferred exploration costs expensed
  under United States generally accepted
  accounting principles                            -           -            -    (1,128,822)   (1,128,822)

Compensation expense on granting of
  stock options                                    -     228,422            -      (228,422)            -
                                          ----------  ----------  -----------  -------------  ------------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 1998                       12,893,007  $4,282,120  $         -  $ (3,688,828)  $   593,292
                                          ==========  ==========  ===========  =============  ============

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

=========================================================================================================
                                                                    Deficit
                                              Capital  Stock     Unrealized     Accumulated
                                              --------------        Holding     During  the
                                            Number                  Loss on     Exploration
                                          of Shares     Amount    Investment       Stage         Total
                                          ----------  ----------  -----------  -------------  -----------

Continued .

Shareholders' equity as reported
  November 30, 2000                       13,886,457  $4,230,059  $         -  $ (2,877,570)  $1,352,489

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                       -           -            -      (413,538)    (413,538)

Deferred exploration costs expensed
  under United States generally accepted
  accounting principles                            -           -            -      (783,717)    (783,717)

Compensation expense on granting of
  stock options                                    -     704,826            -      (704,826)           -
                                          ----------  ----------  -----------  -------------  -----------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 2000                       13,886,457  $4,934,885  $         -  $ (4,779,651)  $  155,234
                                          ==========  ==========  ===========  =============  ===========

Shareholders' equity as reported
  February 28, 2001                       13,886,457  $4,230,059  $         -  $ (2,912,403)  $1,317,656

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                       -           -            -      (413,538)    (413,538)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                   -           -            -      (783,717)    (783,717)

Compensation expense on granting of
  stock options                                    -     704,826            -      (704,826)           -
                                          ----------  ----------  -----------  -------------  -----------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at  February 28,
  2001                                    13,886,457  $4,934,885  $         -  $ (4,814,484)  $  120,401
=========================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )


     EARNINGS  PER  SHARE  (EPS)


     SFAS No. 128 "Earnings Per Share", is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.


     The  following loss per share information results under United States GAAP:

================================================================================
                                                          2001          2000
--------------------------------------------------------------------------------

Net loss for the period under United States GAAP      $   (34,833)  $  (144,856)
================================================================================

Weighted average number of shares outstanding
   under United States GAAP                            13,886,457    12,940,219
================================================================================

Basic loss per share                                  $         -   $         -
================================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.



11.  CONTINGENCY

     ENVIRONMENTAL  REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors, and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
FEBRUARY  28,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


12.  SUPPLEMENTAL  DISCLOSURES  WITH  RESPECT TO THE STATEMENTS OF CASH FLOWS

================================================================================
                                                       Cumulative
                                                          Amounts
                                                             From   Three months
                                                       October  7,     Ended
                                                                    February 28,
                                                          1994 to   ------------
                                                     February 28,
                                                         2001       2001   2000
                                                     -------------  -----  -----

CASH PAID DURING THE PERIOD FOR:
  Interest                                           $           -  $   -  $   -
  Income taxes                                                   -      -      -
================================================================================

     Since inception of the exploration stage, the Company has issued a total of 3,053,500 common shares for non-cash consideration as follows:

================================================================================
                     Number
Period            of Shares          Amount       Consideration
--------------------------------------------------------------------------------

  1999               53,500        $      -      Finder's fee
  1996            3,000,000         600,000      Acquisition of mineral property
================================================================================


13.  SUBSEQUENT  EVENT

     Subsequent to the period end, the Company decided not to proceed with the acquisition of Via Vie Technologies Inc.

                          TRIBAND RESOURCE CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                   AS AMENDED
                         (EXPRESSED IN CANADIAN DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                  MAY 31, 2001

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS
(EXPRESSED  IN  CANADIAN  DOLLARS)
AS  AT  MAY  31
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)


======================================================================================================
                                                                                2001          2000
------------------------------------------------------------------------------------------------------

                                     ASSETS

Current
      Cash and equivalents                                                  $    65,329   $   237,408
      Marketable securitieis (Note 6)                                                 -        22,309
      Accounts receivable                                                        13,444       114,210
      Prepaid expenses                                                            1,731        98,880
                                                                            ------------  ------------

                                                                                 80,504       472,807
Capital assets (Note 3)                                                          10,010         6,892
Mineral properties (Note 4)                                                           1       921,425
Deferred exploration costs (Note 5)                                                   -     1,187,636
Investments (Note 6)                                                             27,565       146,450
                                                                            ------------  ------------

                                                                            $   118,080   $ 2,735,210
======================================================================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current
      Accounts payable and accrued liabilities                              $    51,747   $    48,315
      Due to affiliated company (Note 8)                                          2,594         7,065
                                                                            ------------  ------------

                                                                                 54,341        55,380
                                                                            ------------  ------------

Shareholers' equity
      Capital stock (Note 7)
            Authorized
                  Unlimited number of common shares without par value
                  Unlimited number of preferred shares issuable in series
            Issued
                 13,886,457 common shares (2000 - 13,185,507 shares)          4,230,059     4,188,409
      Deficit accumulated during the exploration stage                       (4,166,320)   (1,508,579)
                                                                            ------------  ------------

                                                                                 63,739     2,679,830
                                                                            ------------  ------------

                                                                            $   118,080   $ 2,735,210
======================================================================================================

Nature and continuance of operations (Note 1)
Contingency  (Note  10)
Subsequent  events  (Note  13)


     "Sam  Szajman"                          "Gary Freeman"
___________________________Director    ____________________________Director


    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
(EXPRESSED  IN  CANADIAN  DOLLARS)
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)


==============================================================================================================================
                                                           Cumulative
                                                              Amounts
                                                                 From       Six Months Ended           Three Months Ended
                                                           October 7,   -------------------------  ---------------------------
                                                              1994 to
                                                               May 31     May 31        May 31        May 31        May 31
                                                                 2001       2001          2000          2001          2000
                                                          ------------  ------------  ------------  ------------  ------------
GENERAL AND ADMINISTRATIVE EXPENSES
      Amortization                                        $    14,870   $     1,687   $       366   $       844   $       260
      Consulting fees                                         238,717        43,210        87,818        23,580        78,174
      Listing and transfer agent fees                          99,529         3,439         8,833           649         4,349
      Office and general                                      170,613        16,092        20,326         8,658        12,631
      Professional fees                                       102,274        13,336        10,940        11,710         5,440
      Property Investigation                                  176,563             -           196             -           196
      Rent                                                     78,283           825         7,456           325         4,202
      Salaries and benefits                                    80,308             -             -             -             -
      Shareholder communication                               366,826         3,846        72,042         3,846        61,577
      Travel                                                   65,710         3,992             -         1,555        (5,978)
                                                          ------------  ------------  ------------  ------------  ------------

Loss before the under-noted                                (1,393,693)      (86,427)     (207,977)      (51,167)     (160,851)

Interest income                                               195,793         1,584         3,720           526         3,225
Investment income                                              27,564             -             -             -             -
Gain on foreign exchange                                      161,427          (816)        5,166          (185)        5,110
Loss on disposal of capital assets                             (4,186)            -             -             -             -
Write off of mineral property acquisition costs (Note 4)   (1,256,427)     (413,725)            -          (188)            -
Write off of deferred exploration costs (Note 5)           (1,375,804)     (787,594)      (10,959)       (3,877)      (10,959)
Write off of acquisition costs (Note 6)                      (100,722)       (1,772)            -        (1,772)            -
Gain from sale of marketable securities (Note 6)              183,374             -       171,032             -       101,909
Write down of maketable securities (Note 6)                  (457,197)            -       (51,264)            -       (28,553)
Write down of investment                                     (146,449)            -             -             -             -
                                                          ------------  ------------  ------------  ------------  ------------

Net loss for the period                                    (4,166,320)   (1,288,750)      (90,282)      (56,663)      (90,119)
Deficit, beginning of period                                        -    (2,877,570)   (1,418,297)   (4,109,657)   (1,418,460)
                                                          ------------  ------------  ------------  ------------  ------------

Deficit, end of period                                    $(4,166,320)  $(4,166,320)  $(1,508,579)  $(4,166,320)  $(1,508,579)
==============================================================================================================================


Loss per share (Note 2)                                                 $     (0.09)  $     (0.01)  $         -   $     (0.01)
==============================================================================================================================

Weighted average number shares outstanding                               13,886,457    13,151,734    13,886,457    13,057,524
==============================================================================================================================


    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(EXPRESSED  IN  CANADIAN  DOLLARS)
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)


============================================================================================================================
                                                                   Cumulative
                                                                      Amounts
                                                                         From      Six Months Ended      Three Months Ended
                                                                   October 7,  -----------------------  --------------------
                                                                     1994 to
                                                                      May 31     May 31        May 31      May 31     May 31
                                                                        2001       2001          2000        2001       2000
                                                                ------------  ------------  ----------  ---------  ---------
CASH PROVIDED BY (APPLIED TO):

OPERATING ACTIVITIES
      Net loss for the period                                   $(4,166,320)  $(1,288,750)  $ (90,282)  $(56,663)  $(90,119)
      Items net affecting cash
            Amortization                                             14,870         1,687         366        844        260
            Write-off of deferred exploration costs                   4,186             -           -          -          -
            Write-off of mineral properties                       1,078,951       413,725           -        188          -
            Write-off of deferred exploration costs               1,553,280       787,594      10,959      3,877     10,959
            Write-down of marketable securities                     374,526             -      51,264          -     28,553
            Gain on sale of marketable securities                  (100,703)            -           -          -          -
            Write down of acquisition costs                         100,722         1,772           -      1,772          -
            Write down of investments                               146,449             -           -          -          -
            Investment income                                       (27,564)            -           -          -          -
      Net change in non-cash working capital items                                                             -          -
            (Increase) decrease in accounts receivable              (13,444)       (3,458)    (97,566)    (2,218)   (82,590)
            (Increase) decrease in prepaid expenses                  (1,731)       20,219       9,383     18,378    (16,285)
            (Increase) decrease in marketable securities                  -             -     273,114          -    112,903
            (Increase) decrease in advances to related parties            -             -      29,327          -      1,773
            Increase (decrease) in accounts payable                  51,747        12,937      25,969     23,614      9,064
            Increase (decrease) in due to affiliated company          2,594        (2,968)      7,065     (2,206)     7,065
                                                                ------------  ------------  ----------  ---------  ---------

      Net cash provided by (applied to) operating activities       (982,437)      (57,242)    219,599    (12,414)   (18,417)
                                                                ------------  ------------  ----------  ---------  ---------

INVESTING ACTIVITIES
      Proceeds on sale of marketable securities                     488,027             -           -          -          -
      Capital assets acquired                                       (37,446)         (214)     (6,059)         -     (6,059)
      Proceeds from disposal of capital assets                        6,183             -           -          -          -
      Mineral properties                                           (478,952)         (188)     (8,138)      (188)    (6,217)
      Deferred exploration costs                                 (1,551,083)       (3,877)    (69,773)    (3,877)   (51,117)
      Investments                                                (1,009,022)       (1,772)    (51,264)    (1,772)   (28,553)
                                                                ------------  ------------  ----------  ---------  ---------

      Net cash applied to investing activities                   (2,582,293)       (6,051)   (135,234)    (5,837)   (91,946)
                                                                ------------  ------------  ----------  ---------  ---------

FINANCING ACTIVITIES
      Issuance of capital stock, net of issuance costs            3,630,059             -     134,711          -     79,211
                                                                ------------  ------------  ----------  ---------  ---------

      Net cash provided by financing activiities                  3,630,059             -     134,711          -     79,211
                                                                ------------  ------------  ----------  ---------  ---------

Increase (decrease) in cash and equivalents during the period        65,329       (63,293)    219,076    (18,251)   (31,152)
Cash and equivalents, beginning of period                                 -       128,622      18,332     83,580    268,560
                                                                ------------  ------------  ----------  ---------  ---------

Cash and equivalents, end of period                             $    65,329   $    65,329   $ 237,408   $ 65,329   $237,408
============================================================================================================================


    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

     The Company has been in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 6). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.



2.   SIGNIFICANT  ACCOUNTING  POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     PRINCIPLES  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Triband de Mexico S.A. de C.V. (incorporated in Mexico) and Triband Resource US Inc. (incorporated in Nevada, U.S.A.).

     CASH  AND  CASH  EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     MARKETABLE  SECURITIES

     Marketable securities are carried at the lower of cost or quoted market value.

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and amounts due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     MINERAL  PROPERTIES

     The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, using the units of production method based on proven and probable reserves, or written off if the mineral properties are sold or abandoned.

     DEFERRED  EXPLORATION  COSTS

     The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed using the units of production method based on proven and probable reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

     VALUES

     The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

     COST  OF  MAINTAINING  MINERAL  PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL  PROTECTION  AND  RECLAMATION  COSTS

     The operations of the Company have been, and may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

     CAPITAL  ASSETS  AND  AMORTIZATION

     Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried value that is other than temporary.

     CAPITAL  STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN  EXCHANGE

     The Company's foreign subsidiaries are corporations used for holding title to mineral properties. Therefore, the functional currency of these consolidated financial statements is the Canadian dollar.

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

     LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the period. For the Six months ended May 31, 2001 and 2000, the weighted average number of shares outstanding were 13,886,457 and 12,940,219 respectively.

     Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For all the periods presented, this calculation proved to be anti-dilutive.

     STOCK-BASED  COMPENSATION

     The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


3.   CAPITAL  ASSETS

================================================================================
                                                                  Net Book Value
                                                                  --------------
                                                   Accumulated
                                          Cost    Amortization    2001     2000
                                         -------  -------------  -------  ------

Office furniture and equipment           $ 6,235  $       2,205  $ 4,030  $3,284
Computer equipment                        10,051          4,071    5,980   3,608
                                         -------  -------------  -------  ------

                                         $16,286  $       6,275  $10,010  $6,892
================================================================================

4.   MINERAL  PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

=======================================================================================================
                                                                                       2001      2000
-------------------------------------------------------------------------------------------------------

STANDARD CREEK PROPERTY, BRITISH COLUMBIA
    A 100% interest by issuing 3,000,000 common shares valued at $600,000 (the value of the shares was their quoted market price on the Alberta Stock
    Exchange on the date of acquisition), and incurring various acquisition related costs.  During the year ended November 30, 2000, the property was abandoned
    and all related costs were written-off to operations.                            $      -  $632,326

STAKED CLAIMS, NEVADA, U.S.A.
    A 100% interest in certain claims by staking and by entering into an option
    agreement.                                                                        413,726   289,099
                                                                                     --------  --------

                                                                                     $413,726  $921,425
=======================================================================================================

     FUTURE  MINERAL  PROPERTY  PAYMENTS

     a) The Company is required to pay annual filing fees totalling US$19,100 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) Pay a purchase price of US$2,000,000, upon exercise of the option;

          ii) Make advance net smelter returns royalty payments of US$25,000 on July 8, 2001 and on July 8 of each of the following eighteen years;

          iii) Incur expenditures totalling US$150,000 by July 9, 2000. Subsequently, the work commitment obligation will increase by $50,000 each year until the Company commences commercial production; and

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


4.   MINERAL  PROPERTIES  (cont'd  )

     FUTURE  MINERAL  PROPERTY  PAYMENTS  (cont'd  )

          iv) Make advance net smelter returns royalty payments of US$5,000 on May 14, 2001, 2002 and 2003 and $10,000 on May 14 of each of the following fifteen years.

     TITLE  TO  MINERAL  PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of may mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.


5.   DEFERRED  EXPLORATION  COSTS

     During the Six months ended May 31, 2001 deferred exploration costs were incurred as follows:

================================================================================

                                                               Nevada    Total
--------------------------------------------------------------------------------

Balance, beginning of period                                  $783,717  $783,717
                                                              --------  --------
Expenditures incurred during the period
   Assaying and sample preparation                                   -         -
   Field expenses and others                                     2,354     2,354
   Geological consultant                                           897       897
   Travel                                                          626       626
                                                              --------  --------
                                                                 3,877     3,877
                                                              --------  --------
Written-off during the period                                        -         -
                                                              --------  --------
Balance, end of period                                        $787,594  $787,594
================================================================================

     During the six months ended May 31, 2000 deferred exploration costs were incurred as follows:

================================================================================

                                                British
                                               Columbia    Nevada       Total
--------------------------------------------------------------------------------

Balance, beginning of period                   $ 422,682  $706,140   $1,058,313
                                               ---------  ---------  -----------
Expenditures incurred during the period
   Assaying and sample preparation                     -     2,020        2,020
   Field expenditures and others                       -     3,776        3,776
   Geological consulting                               -    52,797       52,797
   Travel                                              -    11,180       11,180
                                               ---------  ---------  -----------
                                                       -    69,773       69,773
Written-off during the period                          -   (10,959)     (10,959)
                                               ---------  ---------  -----------
                                                       -    58,814       58,814
                                               ---------  ---------  -----------
Balance, end of period                         $ 422,692  $764,954   $1,187,636
================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


6.   INVESTMENTS

     INDICO  TECHNOLOGIES  CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

     PURESOURSE,  INC.

     During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, USA. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totalling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     EFINANCIAL  TRAINING.COM  INC.

     On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit.

     VIA  VIE  TECHNOLOGIES  INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Viavis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issed and outstanding shares of Viavis in exchange of 41,500,000 common shares of Triband.

     The Company subsequently determined not to proceed with the acquisition of both eFinancial and Viavis due to certain difficulties. Consequently, all costs relating to these acquisitions were written-off to operations.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

7.   CAPITAL  STOCK

===================================================================================
                                                               Number
                                                             of Shares     Amount
-----------------------------------------------------------------------------------

Authorized
   Unlimited number of common shares without par value
   Unlimited number of preferred shares, issuable in series

Common shares issued
   As at November 30, 1997                                   12,184,507  $3,949,448
      For cash - exercise of options                            100,000      20,000
                                                             ----------  ----------

   As at November 30, 1998                                   12,284,507   3,969,448
      For cash - private placement                              535,000      80,250
      For cash - exercise of options                             20,000       4,000
      For finder's fee                                           53,500           -
                                                             ----------  ----------

   As at November 30, 1999                                   12,893,007   4,053,698
      For cash - exercise of options                            898,450     160,211
      For cash - exercise of warrants                            95,000      16,150
                                                             ----------  ----------

   As at November 30, 2000 and  May 31, 2001                 13,886,457  $4,230,059
===================================================================================

     STOCK  OPTIONS

     The  Company,  in  accordance  with  the  policies  of the Canadian Venture
     Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

     The following incentive stock options and share purchase warrants were outstanding at May 31, 2001:

================================================================================
                                         Number    Exercise
                                        of Shares    Price       Expiry Date
--------------------------------------------------------------------------------

OPTIONS:
                                          100,000  $    0.15  September 11, 2001
                                           25,000       0.15  May 8, 2002
                                           25,000       0.24  June 10, 2003
                                           35,000       0.45  June 10, 2003
                                          125,000       0.15  June 10, 2003
                                          200,000       0.24  February 10, 2005
                                          200,000       0.31  February 10, 2005
                                          515,000       0.52  April 5, 2005

WARRANTS:
                                          440,000      0.179  September 29, 2001
================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


8.   RELATED  PARTY  TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a) The Company paid $897 (2000 - $14,737) to directors or companies controlled by directors for geological services which have been capitalized to mineral properties or expensed as property investigation costs.

     b) The Company paid $30,000 (2000 - $Nil) in consulting fees to directors of the Company.

     Amounts due to or from affiliated companies are non-interest bearing, with no fixed terms of repayment.

9.   INCOME  TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

================================================================================

                                                  Year Ended       Year Ended
                                                 Nov. 30, 2000    Nov. 30, 1999
--------------------------------------------------------------------------------

Future income tax:
   Capital assets                               $        9,100   $        7,000
   Mineral properties                                  492,000           15,000
   Deferred exploration costs                          348,000          150,300
   Issuance costs                                       21,000           41,000
   Losses available for future periods                 507,800          384,000
                                                ---------------  ---------------

                                                     1,377,900          597,300
Valuation allowance                                 (1,377,900)        (597,300)
                                                ---------------  ---------------

                                                $            -   $            -
================================================================================

Subject to certain restrictions, the Company has operating losses of approximately $1,048,000 available to reduce Canadian taxable income of future years. Unless utilized, these losses will expire through 2007. In addition, the Company has exploration and development expenditures of approximately $2,700,000 available to reduce Canadian taxable income of future years.

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     STOCK  BASED  COMPENSATION

The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

     For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at May 31, 2001, compensation expense totalling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

================================================================================
                                                                  2001    2000
--------------------------------------------------------------------------------

Risk free interest rate                                              -     5.00%
Expected life                                                        -  5 years
Expected volatility                                                  -      155%
Expected dividends                                                   -        -
================================================================================

     The following is a summary of the status of stock options outstanding at May 31, 2001:

================================================================================
                                       Outstanding Options   Exercisable Options
                                       -------------------   -------------------
                                        Weighted
                                         Average     Weighted   Weighted
                                        Remaining     Average   Average
Range of                               Contractual   Exercise   Exercise
Exercise Prices           Number       Life (Years)    Price     Number   Price
-------------------------------------  ------------  ---------  --------  ------

0.15                      250,000              1.47  $    0.15   250,000  $ 0.15
0.24 - 0.31               425,000              3.87       0.27   425,000    0.27
0.45 - 0.52               550,000              3.98       0.52   550,000    0.52
================================================================================

     Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

==================================================================================
                                                             Weighted
                                                              Average
                                                              Number     Exercise
                                                             Of Shares     Price
----------------------------------------------------------------------------------
Outstanding and exercisable at December 1, 1997              1,077,500   $    0.55
   Granted                                                     600,000        0.45
   Exercised                                                  (100,000)       0.20
   Forfeited                                                  (370,000)       0.80
                                                            -----------

Outstanding and exercisable at November 30, 1998             1,207,500   $    0.36
                                                            ===========  =========

Weighted average fair value of options granted during 1998         $  0.49
                                                                   ========

                                  - continued -

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

=========================================================================================

                                                                                Weighted
                                                                                Average
                                                                     Number     Exercise
                                                                    of Shares     Price
-----------------------------------------------------------------------------------------

Outstanding and exercisable at December 1, 1998                     1,207,500   $    0.36
   Granted                                                            565,950        0.17
   Exercised                                                          (20,000)       0.20
   Forfeited                                                         (545,000)       0.39
                                                                   -----------

Outstanding and exercisable at November 30, 1999                    1,208,450   $    0.19
                                                                   ===========  =========

Weighted average fair value of options granted during 1999                $  0.38
                                                                          ========

Outstanding and exercisable at December 1, 1999                     1,208,450   $    0.19
   Granted                                                            915,000        0.41
   Exercised                                                         (898,450)       0.17
   Forfeited                                                                -           -
                                                                   -----------

Outstanding and exercisable at November 30, 2000 and May 31, 2001   1,225,000   $    0.36
                                                                   -----------  ---------

Weighted average fair value of options granted during 2000                $  0.36
=========================================================================================

     INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

     MINERAL  PROPERTIES

     Under Canadian generally accepted accounting principles, the mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have commercially mineable deposits but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalisation of all exploration, development and acquisition costs commences once the Company identifies commercially mineable deposits that relate to specific properties.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )


     MINERAL  PROPERTIES  (cont'd  )

     Under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management of a company is required to review the net carrying value of each property on a regular basis. Estimated future net cash flows from each property are calculated using estimates of commercially mineable deposits. Reductions in the carrying value of each property would be recorded to the extent that the Company's carrying value in each property exceeds its estimate of future discounted net cash flows. Currently, SFAS 121 is not applicable as the Company has no commercially mineable deposits.


     TRADING  SECURITIES  AND  AVAILABLE-FOR-SALE  SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for marketable securities are included in earnings. Unrealized holding gains and losses for long-term investments are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 6) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as marketable securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in earnings.



     COMPREHENSIVE  INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the Six months ended May 31, 2001 and 2000, there were no other items of comprehensive income.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd  )


     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138 which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption of this statement has had no significant effect on the Company's financial statements.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period would be as follows:

=============================================================================================

                                                          Cumulative
                                                        Amounts from         Six months
                                                          October 7,        Ended May 31,
                                                            1994  to    ---------------------
                                                            May 31,
                                                              2001        2001        2000
---------------------------------------------------------------------------------------------

Loss for the period as reported                           $(2,965,001)  $(87,431)  $ (90,282)

Less:  Compensation expense on granting of stock options     (704,826)         -    (356,200)
       Acquisition of mineral properties                   (1,078,952)      (188)     (8,138)
       Deferred exploration costs                          (1,553,280)    (3,877)    (69,773)

Add:   Write-off of mineral properties and deferred
       costs under Canadian generally accepted
       accounting principles                                1,430,912          -      10,959
                                                          ------------  ---------  ----------

Loss for the period in accordance with United
     States generally accepted accounting principles      $(4,871,147)  $(91,496)  $(507,434)
=============================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

=====================================================================================
                                                               2001          2000
-------------------------------------------------------------------------------------

Deficit, as reported                                       $(2,965,001)  $(1,508,579)
                                                           ------------  ------------

Cumulative compensation expense                               (704,826)     (578,622)
Mineral property acquisition costs expensed under
   United States generally accepted accounting principles     (413,726)     (921,425)
Deferred exploration costs expensed under United States
   generally accepted accounting principles                   (787,594)   (1,187,636)
                                                           ------------  ------------

                                                            (1,906,146)   (2,687,583)
                                                           ------------  ------------

Deficit in accordance with United States generally
   accepted accounting principles                          $(4,871,147)  $(4,196,262)
=====================================================================================

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

==========================================================================================================
                                                                                     Deficit
                                             Capital Stock         Unrealized    Accumulated
                                             -------------            Holding     During the
                                            Number                    Loss on    Exploration
                                          of Shares     Amount     Investment          Stage         Total
                                          ----------  ----------  ------------  ------------  ------------

Shareholders' equity as reported
  November 30, 1999                       12,893,007  $4,053,698  $          -  $(1,418,297)  $ 2,635,401

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                       -           -             -     (913,287)     (913,287)

Deferred exploration costs expensed
  under United States generally accepted
  accounting principles                            -           -             -   (1,128,822)   (1,128,822)

Compensation expense on granting of
  stock options                                    -     228,422             -     (228,422)            -
                                          ----------  ----------  ------------  ------------  ------------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 1998                       12,893,007  $4,282,120  $          -  $(3,688,828)  $   593,292
                                          ================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

========================================================================================================
                                                                                    Deficit
                                            Capital  Stock        Unrealized    Accumulated
                                            --------------           Holding    During  the
                                           Number                    Loss on    Exploration
                                         of Shares     Amount     Investment          Stage        Total
                                         ----------  ----------  -----------  -------------  -----------

Continued .

Shareholders' equity as reported
  November 30, 2000                      13,886,457  $4,230,059  $         -  $ (2,877,570)  $1,352,489

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                      -           -            -      (413,538)    (413,538)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                  -           -            -      (783,717)    (783,717)

Compensation expense on granting of
  stock options                                   -     704,826            -      (704,826)           -
                                         ----------  ----------  -----------  -------------  -----------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 2000                      13,886,457  $4,934,885  $         -  $ (4,779,651)  $  155,234
                                         ===============================================================

Shareholders' equity as reported May
  31, 2001                               13,886,457  $4,230,059  $         -  $ (2,965,001)  $1,265,058

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                      -           -            -      (413,726)    (413,726)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                  -           -            -      (787,594)    (787,594)

Compensation expense on granting of
  stock options                                   -     704,826            -      (704,826)           -
                                         ----------  ----------  -----------  -------------  -----------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at  May
  31, 2001                               13,886,457  $4,934,885  $         -  $ (4,871,147)  $   63,738
========================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )


     EARNINGS  PER  SHARE  (EPS)


     SFAS No. 128 "Earnings Per Share", is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.


     The  following loss per share information results under United States GAAP:

================================================================================

                                                           2001         2000
--------------------------------------------------------------------------------

Net loss for the period under United States GAAP      $   (87,431)  $   (90,282)
================================================================================

Weighted average number of shares outstanding
   under United States GAAP                            13,886,457    13,151,734
================================================================================

Basic loss per share                                  $     (0.01)  $     (0.01)
================================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.


11.  CONTINGENCY

     ENVIRONMENTAL  REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors, and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


12.  SUPPLEMENTAL  DISCLOSURES  WITH  RESPECT TO THE STATEMENTS OF CASH FLOWS

================================================================================

                                                    Cumulative
                                                       Amounts
                                                          From
                                                   October  7,  Six months Ended
                                                      1994  to    February 28,
                                                                ----------------
                                                  February 28,
                                                          2001     2001   2000
--------------------------------------------------------------------------------

CASH PAID DURING THE PERIOD FOR:
  Interest                                           $       -    $   -    $   -
  Income taxes                                               -        -        -
================================================================================


     Since inception of the exploration stage, the Company has issued a total of 3,053,500 common shares for non-cash consideration as follows:

================================================================================

                   Number
Period          of Shares          Amount        Consideration
--------------------------------------------------------------------------------

1999               53,500        $      -        Finder's fee
1996            3,000,000         600,000        Acquisition of mineral property
================================================================================

13.  SUBSEQUENT  EVENT

     During the annual general meeting on July 9, 2001, the Company decided to consolidate its share capital on a five for one basis, increase its authorized share capital to 100,000,000 and change its name to Triband Enterprises Corporation or such other approximate name.

     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     TRIBAND  RESOURCE  CORPORATION


      By  "Gary  Freeman",  President
          (Signature)*



Date:  July 10th, 2001.



*  Print the name and title of the signing officer under his/her signature.